Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2007)

March 4, 2008

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM INDEX

The following is an index of the Annual Information Form of Rogers Communications Inc. (“RCI”) referencing the requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, and RCI’s 2007 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at www.sedar.com and incorporated herein by reference as noted below.

Page reference / incorporated by reference from
	Annual Information Form	2007 MD&A
Item 1 — Cover Page	p. 1
Item 2 — Index	p. 2
Item 3 — Corporate Structure
3.1 — Name and Incorporation	p. 3
3.2 — Intercorporate Relationships	pgs. 3-5
Item 4 — General Development of the Business
4.1 — Three Year History	pgs. 6-9
4.2 — Significant Acquisitions	p. 10
Item 5 — Narrative Description of the Business
5.1 — General - Business Overview	p. 11	p. 2
— Rogers Wireless		pgs. 10-12
— Rogers Cable		pgs. 16-19
— Rogers Media		pgs. 25-26
— Employees		p. 9
— Properties, Trademarks, Environmental and Other Matters	p. 10
5.2 — Risk Factors	p. 11
Item 6 — Dividends
6.1 — Dividends	p. 11
Item 7 — Description of Capital Structure
7.1 — General Description of Capital Structure	p. 11
7.2 — Constraints	pgs. 12-13
7.3 — Ratings	pgs. 13
Item 8 — Market for Securities
8.1 — Trading Price and Volume	pgs. 13-14
8.2 — Prior Sales	p. 14
Item 9 — Escrowed Securities	p. 14
Item 10 — Directors and Officers	pgs. 14-18
Item 11 — Promoters	p. 18
Item 12 — Legal Proceedings and Regulatory Actions	pgs. 18
12.1 — Legal Proceedings	p. 18
12.2 — Regulatory Actions	p. 18
Item 13 — Interest of Management and Others in Material Transactions	p. 19
Item 14 — Transfer Agents and Registrars	p. 19
Item 15 — Material Contracts	p. 19
Item 16 — Interests of Experts
16.1 — Name of Experts	p. 19
16.2 — Interests of Experts	p. 19
Item 17 — Audit Committee
17.1 — Audit Committee Mandate	pgs. 19-23
17.2 — Composition of the Audit Committee	p. 23
17.3 — Relevant Education and Experience	p. 23
17.4 — Reliance on Certain Exemptions	p. 24
17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	p. 24
17.6 — Reliance on Section 3.8	p. 24
17.7 — Audit Committee Oversight	p. 24
17.8 — Pre-Approval Policies and Procedures	pgs. 24
17.9 — External Auditor Service Fee	p. 24
Item 18 — Additional Information
18.1 — Additional Information	p. 25

ITEM 3 — CORPORATE STRUCTURE

Item 3.1 — Name and Incorporation

Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) is a diversified public Canadian holding company. RCI has been amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

In May 2003, the constating documents of RCI were changed to: (i) alter the Memorandum of the Company by cancelling all authorized but unissued Class A Voting shares (“Class A shares”) of the Company; and (ii) amend the Articles of the Company to provide that the directors may not attach any right to any series of preferred shares of the Company created after May 30, 2003 that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and that the preferred shares of any such series shall have no right to vote at any such general meeting.

In May 2004, the articles of the Company were amended (i) to provide that each holder of one or more Class A shares shall be entitled as such to fifty (50) votes in respect of each Class A share held; and (ii) to eliminate all series of Preferred shares except Series XXVII Preferred shares, Series XXX Preferred shares and Series XXXI Preferred shares.

In December 2006, the articles of the Company were amended (i) to remove the par value on the Class B Non-Voting shares (“Class B shares”); and (ii) to increase the authorized capital of the Class A shares, in order to permit the subdivision of the Class A shares and Class B shares on a two-for-one basis.

In September 2007, the articles of the Company were amended to create Series XXXIV Preferred shares, to be issued to Fido Solutions Inc., as consideration for the transfer of the Rogers Wireless Partnership units.

For the purposes of this report, Rogers’ operations have been reported in the following segments as at December 31, 2007:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•
“Cable” (formerly Cable & Telecom), which refers to our wholly-owned cable subsidiaries, including Rogers Cable Communications Inc. (“RCCI”). In January 2007, we completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning in 2007, Cable consists of the following segments: Cable Operations, Rogers Business Solutions and Rogers Retail. Comparative figures have been reclassified to conform to this new segment reporting; and

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns Rogers Sportsnet, a group of AM & FM Radio stations, OMNI television, The Biography Channel Canada, G4TechTV Canada and The Shopping Channel; Rogers Publishing; and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. Media also holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales. In addition, the operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.

Item 3.2 — Intercorporate Relationships

The following summary organization chart illustrates, as of March 1, 2008, the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of organization of each entity shown. Summary operating data has also been provided as at December 31, 2007.

(*)
Unless otherwise noted ownership is 100% with the exception of (i) 1 partnership unit of Rogers Wireless Partnership is held by Fido and 101,064,778 units are held by RCI and (ii) 1 partnership unit of Rogers Cable Partnership is held by RCI and 100,000,001 units are held by Rogers Cable Communications Inc.

(1)	Directly and indirectly Rogers Broadcasting Limited holds 100% of Rogers Sportsnet Inc. through its subsidiary Rogers Sports Group Inc.
(2)	During 2007, Rogers Cable Inc., Rogers Wireless Inc. and Rogers Wireless Communications Inc. amalgamated with Rogers Communications Inc.
(3)
Effective January 19, 2005, Microcell Solutions Inc. changed its name to Fido Solutions Inc.  During 2007, Fido Inc. amalgamated with Fido Solutions Inc. and the continuing entity changed its name to Fido Solutions Inc.

(4)	Effective January 1, 2005, Blue Jays Holdco Inc. became a subsidiary of Rogers Media Inc.

WIRELESS

•	Wireless is Canada’s largest wireless voice and data communications service provider serving approximately 7.3 million retail voice and data customers as at December 31, 2007.

•
Wireless is Canada’s only national carrier operating on the world standard Global System for Mobile Communications (“GSM”) technology platform. Wireless’ GSM network provided coverage to approximately 94% of Canada’s population as at December 31, 2007.

•
Wireless’ products and services are marketed through a nationwide distribution network of over 13,250 dealer and retail locations, which includes approximately 3,250 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 10,000 additional locations selling prepaid cards.

CABLE

•	Cable is one of Canada’s largest providers of cable television and high-speed Internet access, and is also a facilities-based telecommunication alternative to the traditional telephone companies.

•	Cable owns and operates cable systems in Ontario, New Brunswick and Newfoundland and Labrador serving approximately 2.3 million basic cable subscribers as at December 31, 2007.

•	Provides advanced digital cable service to approximately 1.5 million households as at December 31, 2007.

•	Provides residential High-speed Internet service to approximately 1.5 million residential subscribers as at December 31, 2007.

•	Provides residential cable telephony services to approximately 656,000 subscribers in Ontario, New Brunswick and Newfoundland and Labrador as at December 31, 2007.

•	Provides residential circuit switched telephony services to approximately 334,000 subscribers across Canada as at December 31, 2007.

•	Rogers Retail segment operates a retail distribution chain which offers Rogers branded home entertainment and wireless products and services through 465 stores as at December 31, 2007.

•	An integrated communications solutions provider of local, long distance, toll free, enhanced voice, data and Internet Protocol services to businesses and governments across Canada.

MEDIA

•	Rogers Publishing produces approximately 78 consumer magazines and trade and professional publications and directories.

•
Rogers Broadcasting comprises 52 radio stations across Canada, multicultural OMNI television stations, the five station Citytv television network, a specialty sports television service which provides regional sports programming across Canada (Rogers Sportsnet), Canada’s only nationally televised shopping service (The Shopping Channel), The Biography Channel Canada, and G4TechTV Canada

•
Rogers Broadcasting holds a 50% interest in Dome Productions, a mobile production and distribution joint venture. Broadcasting holds interests in several Canadian specialty television services, including Viewer’s Choice Canada, Outdoor Life Network (OLN), and certain other minority interest investments.

•
In addition to more traditional delivery methods, the Media group also delivers content and conducts e-commerce over the Internet for many of the individual Rogers Broadcasting and Rogers Publishing properties.

•	Blue Jays Holdco Inc. owns the Toronto Blue Jays Major League Baseball franchise and the Rogers Centre, the Blue Jays’ multi-purpose home stadium.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS

Item 4.1 — Three Year History

Recent Developments

2008 Year-to-Date Developments

•
We announced an increase in the annual dividend from $0.50 to $1.00 per Class A and Class B share. The new annual dividend of $1.00 per share will be paid in quarterly amounts of $0.25 per each outstanding Class A and Class B share.

•
In January 2008 RCI applied to the Toronto Stock Exchange (“TSX”) to make a Normal Course Issuer Bid (“NCIB”), which was accepted by the TSX on January 10, 2008, for purchases of its Class B shares through the facilities of the TSX. The maximum number of Class B shares which may be purchased pursuant to the NCIB is the lesser of 15 million, representing approximately 3% of the number of Class B shares outstanding at December 31, 2007, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B shares purchased, if any, and the timing of such purchases, will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

•
In February 2008 we announced that we have entered into an agreement to acquire Aurora Cable TV Limited (“Aurora Cable”). This transaction has not yet closed and requires CRTC approval, which is expected in 2008. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

2007 Highlights

•
We completed the amalgamation of RCI with its wholly owned Cable and Wireless holding company subsidiaries, with RCI assuming all the rights and obligations under the outstanding Cable and Wireless public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, RCI entered into a new unsecured $2.4 billion bank credit facility and the credit facilities of these holding companies and Rogers Media Inc. were terminated. This amalgamation was effected principally to simplify our corporate structure to enable the streamlining of reporting and compliance obligations.

•	We achieved investment grade credit status following the upgrade of our corporate debt ratings by credit rating agencies Fitch Moody’s and Standard & Poor’s.

•
We introduced a cash settlement feature for outstanding employee stock options to tax efficiently deploy cash to mitigate dilution that would otherwise occur upon the exercise of such options. The introduction of this cash settlement feature in the second quarter resulted in a one-time non-cash charge for accounting purposes of $452 million partially offset by a related future income tax benefit of $160 million.

•
We redeemed Wireless’ US$550 million principal amount of Floating Rate Senior Notes due 2010 at the stipulated redemption price of 102.00% and its US$155 million principal amount of 9.75% Senior Debentures due 2016 at a redemption price of 128.42%.

•	We repaid at maturity Cable’s $450 million aggregate principal amount of 7.60% Senior Secured Notes.

•
We announced an increase in the annual dividend from $0.16 to $0.50 per Class A and Class B share. In addition, subsequent to the year-end, we announced a further increase in the annual dividend from $0.50 to $1.00 per Class A and Class B share. This reflects our Board of Directors’ continued confidence in the strategies that we have employed to position ourself as a growing and increasingly profitable communications company, while concurrently recognizing the importance of returning meaningful portions of the growing cash flows being generated by the business to shareholders.

•
Wireless launched the Rogers Vision suite of services on Wireless’ new HSPA 3G wireless network, the fastest wireless network in Canada, including the first wireless video calling service in North America. This powerful 3G technology significantly improves data download speeds on wireless devices, providing a user experience similar to broadband high-speed wireline services.

•	Wireless decommissioned its TDMA and analog wireless networks effective May 31, 2007 and moved the remaining customers on these networks onto its more advanced GSM network.

•
The Fido wireless brand was recognized by J.D. Power and Associates as being the number one rated Canadian wireless carrier for postpaid wireless service customer satisfaction. This independently conducted research determined that Fido outranked all six of the other Canadian wireless brands in terms of customer perceptions of billing, call quality, cost of service, customer service and service plan options.  Fido also earned the top score in the wireless retailer category.

•
Cable entered into a renegotiated agreement with Yahoo! Inc. (“Yahoo!”) that will eliminate monthly per subscriber fees and see both companies work jointly on advertising revenue opportunities leveraging Rogers’ high-speed Internet access portal and subscriber base. In connection with this new agreement, Cable made a one-time payment to Yahoo! in the fourth quarter of 2007 of $52 million, and Cable’s cost of providing its Internet service will be reduced by approximately $25 million per year over the four year term of the new agreement. Rogers’ branding of its Internet service is being transitioned to “Rogers Hi-Speed Internet”, while the on-line portal will continue to be branded as “Rogers Yahoo!”.

•	Cable expanded the availability of its residential telephony service to approximately 94% of homes passed by its cable networks.

•
Media acquired the Citytv network of five television stations in Canada from CTVglobemedia Inc. for cash consideration of $405 million including acquisition costs. The acquisition was accounted for using the purchase method, with the results of operations consolidated with ours effective October 31, 2007. The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

2006 Highlights

Rogers Communications Inc.

•
In late December 2006, Wireless transferred the Rogers Campus (land and buildings) to RCI at fair market value. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, Wireless, Cable and Media transferred certain other land and buildings at fair market value to RCI.

•
Effective December 31, 2006, the management fee arrangements which had previously been in place between RCI and each of Wireless, Cable and Media were terminated. Management fees were no longer paid by Wireless, Cable, or Media to RCI as of December 31, 2006. Such fees paid by the three segments to RCI totalled approximately $93 million in 2006.

•
On December 15, 2006, at a special shareholder meeting the shareholders approved a two-for-one split of the RCI Class A and Class B shares. As a result, Class A and Class B shareholders of record as of the close of business on December 29, 2006 received one additional share of the relevant class for each share held effective December 29, 2006. All references to RCI Class A and Class B shares and associated dividends reflect the two-for-one stock split approved by the shareholders in December 2006.

•
On December 15, 2006, the Board of Directors approved an increase in the annual dividend from $0.075 to $0.16 per Class A and Class B share effective immediately, and modified Rogers’ dividend distribution policy to make dividend distributions on a quarterly basis instead of semi-annually.

•
On October 30, 2006, the Board of Directors unanimously approved an extension of the employment contract of the Company’s President and Chief Executive Officer, Edward S. (Ted) Rogers. Mr. Rogers’ employment contract has been extended for an indefinite duration but can be terminated by Mr. Rogers or by RCI with six months notice.

•
In September 2006, RCI entered into a multi-year agreement with Maple Leaf Sports and Entertainment which had Rogers become a lead sponsor and the preferred supplier of all communications services to the Toronto Maple Leafs, Toronto Raptors and Air Canada Centre.

•
Rogers was the lead Canadian broadcaster for the coverage of FIFA’s 2006 World Cup Soccer - the world’s single largest sporting event, which took place in Germany. Rogers provided unprecedented coverage across its various broadcast and distribution platforms, including Rogers Sportsnet, Rogers Wireless, Rogers Digital Cable, Rogers Yahoo! Hi-Speed Internet and Rogers OMNI Television.

•
During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly owned subsidiaries whose only assets consisted of tax losses aggregating approximately $100 million. These tax losses were transferred from Wireless to one of these wholly owned subsidiaries of RCI in a series of transactions. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. Further to this arrangement, on April 7, 2006, a company controlled by RCI’s controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.

•	Upon maturity on February 14, 2006, the Company redeemed its $75 million Senior Notes.

•
On January 4, 2006, the Company completed the acquisition of certain real estate assets in Brampton, Ontario, Canada for a total purchase price of $99 million in cash, net of adjustments, and including taxes and title insurance.

Cable

•
Cable concluded the final phase of a multi-staged transaction to acquire certain of the Competitive Local Exchange Carrier (“CLEC”) assets of Group Telecom/360Networks from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure, and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland and Labrador.

•
During 2006, Cable expanded availability of high-speed Internet services across Canada. Portable Internet from Rogers Yahoo!, a fixed wireless offering, was made available in major cities across Canada, while ADSL2 high-speed Internet service was launched in Vancouver and other Ontario centres outside of our traditional cable footprint.

•	Cable announced Rogers Yahoo! High-Speed Extreme Plus Internet service, which offers customers speed of up to 18 megabits per second.

•	Cable also expanded the availability of our residential telephony service to approximately 90% of homes passed by our cable networks.

•
In January 2006, RCI completed a reorganization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc., including Rogers Telecom Inc. (“Telecom”). As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, Cable’s reporting segments changed effective January 2006 to the following: Cable and Internet; Rogers Business Solutions; Rogers Home Phone; and Rogers Retail (formerly known as Rogers Video).

•
On January 3, 2006, the Company redeemed all of Telecom’s remaining 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23 million, including a redemption premium of US$1 million.

Wireless

•
Wireless successfully launched its HSPA network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which Wireless continues to deploy across other major markets, is the fastest mobile wireless data service available in Canada.

•
Wireless launched a broadband fixed wireless service in 20 cities across Canada as the first offering enabled by our Inukshuk joint venture. This service gives customers wireless portable access to Rogers Yahoo! Hi-Speed Internet services at speeds up to 1.5 Mbps.

•
On June 1, 2006, Wireless repaid at maturity the 10.5% Wireless Senior Secured Notes in the aggregate principal amount outstanding of $160 million, and repaid a mortgage in the aggregate principal amount outstanding of $22 million during the year.

Media

•
In addition to its organic growth, Media expanded its business in 2006 through the following initiatives: the launch of the Canadian edition of Hello! and Chocolat magazines, the launch of OMNI.11 Television in Winnipeg, Manitoba, the acquisition of Canadian Parents Online, and the increased ownership of The Biography Channel and G4TechTV Canada, to 100% and 66.67%, respectively.

•
On January 1, 2007, Media completed the $40 million acquisition of five Alberta Radio stations announced earlier in 2006 which brought the total number of radio stations owned by Media to 52. The stations are located in Edmonton, Fort McMurray and Grande Prairie, Alberta.

2005 Highlights

Rogers Communications Inc.

•
On July 1, 2005, the Company acquired 100% of Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc., or “Call-Net”) in a share-for-share transaction announced May 11, 2005. Telecom is a Canadian integrated telecommunications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. As of December 31, 2005, Telecom operated an extensive national fibre network with approximately 160 co-locations in major urban areas across Canada and also maintained network facilities in the U.S. and United Kingdom.

•
As consideration for the Telecom acquisition, RCI issued approximately 16 million Class B shares and approximately 0.8 million fully-vested options to acquire Class B shares with Call-Net shareholders receiving two Class B shares for each 4.25 shares of Call-Net. Including estimated transaction costs of $4 million, the purchase price of the acquisition was $328 million.

•
On June 30, 2005, the Company issued a notice of redemption for all of its 5.75% Convertible Debentures due November 26, 2005 at a redemption price per US$1,000 face amount of US$992 for an aggregate redemption amount of approximately US$223 million and a redemption date of August 2, 2005. An aggregate of approximately 15.4 million Class B shares were issued to debenture holders.

•
Rogers and Bell Canada announced a joint venture that will build and manage a Canada-wide wireless broadband network utilizing the two companies’ extensive fixed wireless spectrum holdings and existing networks of cellular tower and backhaul assets.

•
In recognition of the Company’s improving financial performance and solid strategic positioning the Board of Directors expressed confidence in management’s execution of the Company’s strategy by approving a 50% increase in the annual dividend to $0.075 per share, paid semi-annually. RCI declared a semi-annual dividend of $0.0375 per share on each outstanding Class B share and Class A share, which was paid on January 6, 2006 to shareholders of record on December 28, 2005.

•
On October 11, 2005, the Company issued a notice to Microsoft Corporation (“Microsoft”) of its intention to redeem the $600 million aggregate principal amount of 5 1/2% Convertible Preferred Securities due August 2009. On October 17, 2005, the Company received notice that Microsoft had elected to convert these securities, and, pursuant to this notice of conversion, the Company issued 34,285,714 Class B shares to Microsoft on October 24, 2005 at the exercise price of $35 per share.

Cable

•
In December 2005, Cable redeemed US$114 million aggregate principal amount of its 11% Senior Subordinate Convertible Debentures due 2015 including a redemption premium of 5.50% for a total of $141 million (US $120 million).

•
On July 1, 2005, Cable introduced its Rogers Home Phone cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service was rolled out across the Company’s cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•
In June 2005, Cable amended its bank credit facility. The maximum amount of the facility was reduced by $75 million to $1 billion comprised of $600 million Tranche A and $400 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

•
On March 15, 2005, Cable repaid US$292 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58 million on the settlement of the cross-currency interest rate swap of US$283 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50 million notional amount matured. Cable incurred a net cash outlay of $11 million upon settlement of this swap.

•
Cable acquired most of the Group Telecom and 360 Networks CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $13 million. Telecom also acquired Group Telecom and 360 Networks’ multi-stranded regional fibre in Ontario and Québec for $12 million.

•
During the third quarter of 2005, Rogers Telecom Holdings Inc. redeemed approximately US$201 million of its 10.625% Senior Secured Notes due 2008 leaving approximately US$23 million in aggregate principal amount outstanding. Telecom also terminated its $55 million accounts receivable securitization program.

Wireless

•	The integration of Fido was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

Item 4.2 — Significant Acquisitions

N/A

ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the cable distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long-term leases. Wireless’ wireless network reaches approximately 94% of the Canadian population and is located in all ten provinces. Cable’s cable network is clustered in three key urban markets in Southern Ontario (Toronto, Ottawa and the Guelph to London corridor), New Brunswick and Newfoundland and Labrador.

On July 1, 2005, the Company acquired Call-Net, an integrated communications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. As a result of this acquisition, the Company now operates an extensive national fibre network with over 179 co-locations in major urban areas across Canada and also maintains network facilities in the U.S. and United Kingdom.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.

The Company and its subsidiaries have committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Other Contractual Obligations” contained on page 32 of our Management’s Discussion and Analysis for the year ended December 31, 2007 are incorporated herein by reference.

This section incorporates by reference the following sections contained in our Management’s Discussion and Analysis for the year ended December, 31, 2007:

Item 5.1 — General — Business Overview

Overview - Our Business	p. 2
Seasonality	pgs. 52-54
Operating Unit Review:
Wireless:
Wireless Business	p. 10
Wireless Products and Services	p. 10
Wireless Distribution	pgs. 10-11
Wireless Networks	p. 11
Wireless Strategy	p. 11
Wireless Competition	pgs. 36-37
Recent Wireless Industry Trends	pgs. 11-12
Cable:
Cable Business	p. 16
Cable Products and Services	pgs. 16-17
Cable Distribution	p. 17
Cable Networks	pgs. 17-18
Cable Strategy	p. 18
Cable Competition	p. 37
Recent Cable Industry Trends	pgs. 18-19
Media:
Media Business	pgs. 25-26
Media Strategy	p. 26
Media Competition	p. 37
Recent Media Industry Trends	p. 26
Related Party Transactions	p. 50

Item 5.2 — Risk Factors

The following section is incorporated by reference herein: “Risks and Uncertainties Applicable to RCI and its Subsidiaries”, section contained on pages 38 to 40 of our Management’s Discussion and Analysis for the year ended December 31, 2007.

The following section is incorporated by reference herein: “Wireless Risks and Uncertainties”, section contained on pages 40 to 41 of our Management’s Discussion and Analysis for the year ended December 31, 2007.

The following section is incorporated by reference herein: “Cable Risks and Uncertainties”, section contained on pages 41 to 42 of our Management’s Discussion and Analysis for the year ended December 31, 2007.

The following section is incorporated by reference herein: “Media Risks and Uncertainties”, section contained on page 42 of our Management’s Discussion and Analysis for the year ended December 31, 2007.

ITEM 6 — DIVIDENDS

Item -6.1 — Dividends

This information under the heading “Dividends and Other Payments on RCI Equity Securities” contained on pages 31 to 32 of our Management’s Discussion and Analysis for the year ended December 31, 2007 is incorporated herein by reference.

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE

Item -7.1 — General Description of Capital Structure

Each Class A share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B shares and there is no other protection available to holders of Class B shares under the Company’s constating documents. If an offer is made to purchase both Class A shares and Class B shares, the offer for the Class A shares may be made on different terms than the offer to the holders of Class B shares.

The information required under the heading General Description of Capital Structure is contained in the 2007 Annual Audited Financial Statements, Note 19 and is incorporated herein by reference.

Item -7.2 - Constraints

Restrictions on the Transfer, Voting and Issue of Shares

The Company has a direct or indirect ownership interest in a number of distinct Canadian undertakings which hold licences pursuant to applicable licencing legislation (the “Telecommunications Legislation”). The Telecommunications Legislation includes the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada).

The Telecommunications Legislation contains separate requirements relating to the level of foreign ownership that is permitted in respect of a given class of licenced undertaking. The Company believes that it, and each of its subsidiaries, have at all times been in compliance with all of the relevant ownership requirements of the Telecommunications Legislation.

In April 1996, the Governor in Council (i.e., the federal cabinet) issued a Direction to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) respecting the ineligibility of non-Canadians to hold broadcasting licences, including licences to operate cable television undertakings. That Direction substantially harmonized the foreign ownership requirements under the Broadcasting Act with those under the Telecommunications Act and the Radiocommunication Act. The Direction was amended in 1997 to allow two non-Canadian controlled telephone companies to hold licences to operate cable television undertakings within their respective service areas. It was amended in July 1998 to clarify the restrictions relating to a holding company’s ability to control or influence the programming decisions of the licensee operating company.

The revised Cabinet Direction authorizes non-Canadians to own and control, directly or indirectly, up to 33 1/3% of the voting shares and up to 33 1/3% of the number of votes attached to the voting shares of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and up to 20% of the votes attached to the voting shares of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee company must be Canadian. In addition, the holding company and its directors are prohibited from exercising control or influence over the programming decisions of the licensee company, unless the holding company satisfies the ownership requirements which are applicable to the licensee company. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion under the Direction to determine whether a given licensee is in fact controlled by non-Canadians.

The cellular, PCS and paging licenses held by the Company’s indirect subsidiary, Wireless, include a condition requiring the licensed carrier company to comply with the ownership restrictions set out in the Telecommunications Act and the Radiocommunication Act. A maximum level of 20% of the issued voting shares of the licensed carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the Board of Directors of the licensed carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act and the Radiocommunication Act, a parent corporation may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licensed carrier company nor the parent holding corporation (such as the Company) can be otherwise controlled by non-Canadians.

In order to ensure that the Company and any Canadian corporation in which the Company has a direct or indirect interest remains qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authority to operate a similar undertaking pursuant to the Telecommunications Legislation and to ensure that the Corporation and any Canadian corporation in which the Company has an interest is not in breach of the Telecommunications Legislation or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the existing Articles of the Corporation impose certain restrictions on the issue and transfer of the Company’s shares and the exercise of voting rights attached thereto. A copy of the text of such restrictions may be obtained from the Secretary of the Company.

If in the opinion of the Board of Directors circumstances arise in the future that may jeopardize the ability of the Company and its subsidiaries to be qualified to hold and obtain licences in Canada, the restrictions on transfer, voting and issue of shares contained in the Articles of the Company will be invoked.

In recent years, a number of Parliamentary Committees and Government-appointed panels of experts have been asked to consider whether the restrictions on ownership contained in the Telecommunications Legislation should be relaxed or eliminated.  In 2003, the Parliamentary Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage issued conflicting reports with the former recommending the removal of the restrictions on telecommunications common carriers, such as RWP, and broadcasting distribution undertakings, such as RCCI, and the latter recommending their retention.  In 2006, the federally-appointed Telecommunications Policy Review Panel urged the Government to review and reform the ownership restrictions and in 2007, the federally-appointed Competition Policy Review Panel (CPRP) was given a mandate which includes a review of the impact of the ownership restrictions on Canada’s competitiveness in the telecommunications and broadcasting industries.  It is not yet known what the CPRP will recommend or whether the Government of Canada will decide to amend the Telecommunications Legislation to relax or eliminate the foreign ownership restrictions on either wireless carriers (such as Wireless) or cable television companies (such as Cable) that distribute broadcasting services and provide internet and other telecommunications services to the public.

Item -7.3 — Ratings

In February 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable to BBB- (from BB) and increased the senior debt ratings for Wireless and Cable to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB. In May 2007, Fitch affirmed these ratings, revised the ratings outlook to positive from stable and indicated that when the RCI amalgamation was completed on July 1, 2007, the issuer default ratings for Wireless and Cable and Telecom would be withdrawn and the rating on the Senior Subordinated Notes of Wireless would be upgraded to BB+ (from BB). In July 2007, Fitch confirmed that it had withdrawn the issuer default ratings for Wireless and Cable and Telecom and upgraded the rating on RCI’s Senior Subordinated Notes to BB+ (from BB).

In March 2007, Moody’s Investors Service upgraded the senior debt ratings for Wireless and Cable to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2). In May 2007, Moody’s announced that, pending routine due diligence to confirm that the RCI amalgamation and release of security was implemented as intended, there would be no ratings impact and the current Baa3 ratings would continue to prevail.

In April 2007, Standard & Poor’s Ratings Services raised its long-term corporate credit ratings for RCI, Wireless and Cable to BBB- (from BB+), raised the senior debt ratings for Wireless and Cable to BBB- (from BB+) and raised the senior subordinated debt rating for Wireless to BB+ (from BB-). In May 2007, Standard and Poor’s announced that its ratings were unaffected following the Company’s decision to amalgamate RCI with Wireless and Cable and to release the security on its outstanding debt.

In summary, RCI’s unsecured senior public debt is rated investment grade by each of Fitch, Moody’s and Standard & Poor’s.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D in the case of Standard & Poor’s, C in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The ratings on RCI’s senior debt of BBB- from Standard & Poor’s and Fitch and of Baa3 from Moody’s represent the minimum investment grade ratings.

The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

ITEM 8 - MARKET FOR SECURITIES

Class A shares (RCI.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. Class B shares (in Canada: RCI.B, in United States: RCI, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

Item 8.1 - Trading Price and Volume

The following table sets forth, for the periods indicated, the reported high and low prices and volume traded on the Toronto Stock Exchange for Class A shares and Class B shares.

RCI.A

Date	High	Low	Close	Volume
2007/01	43.50	38.50	41.08	87,544
2007/02	45.00	40.00	43.09	109,776
2007/03	43.45	41.41	42.75	36,915
2007/04	47.74	41.75	47.67	163,160
2007/05	52.00	46.05	50.00	132,862
2007/06	53.75	49.01	52.00	320,411
2007/07	59.97	51.26	55.75	88,655
2007/08	55.96	48.00	54.00	87,844
2007/09	55.20	50.81	52.68	293,517
2007/10	55.00	52.50	54.10	39,775
2007/11	55.50	47.51	48.67	321,993
2007/12	52.50	47.50	52.50	44,679

RCI.B

Date	High	Low	Close	Volume
2007/01	39.39	34.62	36.40	44,962,797
2007/02	40.65	35.62	38.18	38,875,127
2007/03	39.30	36.72	37.79	32,386,377
2007/04	44.13	37.53	42.55	28,945,268
2007/05	45.15	41.78	44.35	42,261,851
2007/06	47.64	42.96	45.42	40,868,072
2007/07	52.20	45.31	48.22	41,249,198
2007/08	49.23	43.05	47.98	40,275,884
2007/09	48.15	44.88	45.28	30,884,253
2007/10	49.57	45.62	48.14	36,601,004
2007/11	49.81	40.52	41.56	62,137,006
2007/12	45.46	41.54	44.99	32,707,776

Item 8.2 — Prior Sales

N/A

ITEM 9 — ESCROWED SECURITIES

N/A

ITEM 10 — DIRECTORS AND OFFICERS

Following is a list of directors and executive officers of the Company as of December 31, 2007, indicating their municipality, province or state and country of residence and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board of Directors.

Name	Position
Alan D. Horn (6)(9)	Director and Chairman
Philip B. Lind	Director and Vice Chairman
Edward S. Rogers, O.C. (2)(7)(8)(11)	Director and President and Chief Executive Officer
Nadir H. Mohamed(12)	Director and President and Chief Operating Officer, Communications Group
William W. Linton	Senior Vice President, Finance and Chief Financial Officer
Robert W. Bruce	Senior Vice President, Communications Group
Edward Rogers (2)(3)(7)(8)	Director and Senior Vice President, Communications Group
Anthony P. Viner	Senior Vice President, Media
Ronan D. McGrath	Executive Vice President and Chief Information Officer
Donald E. Moffatt	Senior Vice President, Service Strategy & Billing Systems
Robert F. Berner	Executive Vice President, Chief Technology Officer
Stephen Graham	Executive Vice President, Corporate Marketing and Convergence
James S. Lovie	Executive Vice President, Consumer Sales and Service
David P. Miller	Senior Vice President, General Counsel and Secretary
Kevin P. Pennington	Senior Vice President, Chief Human Resources Officer
Melinda M. Rogers (3)(6)(7)(8)	Director and Senior Vice President, Strategy and Development
Ronald D. Besse (1)(5)(6)	Director
C. William D. Birchall (1)(3)(7)	Director
John H. Clappison (1)(6)	Director
Peter C. Godsoe, O.C. (2)(3)(4)(5)(7)	Director
Thomas I. Hull (2)(4)(5)(7)	Director
The Hon. David R. Peterson, P.C., Q.C. (6)(10)	Director
Loretta A. Rogers (8)	Director
William T. Schleyer (5)	Director
John A. Tory, Q.C. (2)(3)(4)(5)(7)	Director
J. Christopher C. Wansbrough (1)(2)(6)(7)	Director
Colin D. Watson (1)(13)	Director

____________

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Nominating Committee

(4)	Denotes member of the Corporate Governance Committee.

(5)	Denotes member of the Compensation Committee.

(6)	Denotes member of the Pension Committee.

(7)	Denotes member of the Finance Committee.

(8)	Loretta A. Rogers is married to Edward S. Rogers. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers.

(9)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Company, when it filed for bankruptcy protection on October 15, 2002.

(10)
Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998 based on allegations that YBM Magnex International Inc. failed to make full, true and plain disclosure in a prospectus. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(11)
Mr. Edward S. Rogers, O.C. was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.

(12)	Mr. Mohamed resigned from the Pension Committee on May 25, 2007.

(13)
Mr. Watson is a director of Cygnal Technologies Corporation.  On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act.

Alan D. Horn, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006.  He is also a director of March Networks Corporation. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is Vice Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Council for Business and the Arts, the Power Plant (Contemporary Art Gallery at Harbourfront) and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Edward “Ted” S. Rogers, O.C., resides in Toronto, Ontario, Canada and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame and was inducted into Canada’s Telecommunications Hall of Fame in 2006.

Nadir H. Mohamed, resides in Toronto, Ontario, Canada and has been a director of RCI and  President and  Chief Operating Officer, Communications Group since May 2005. Mr. Mohamed joined Rogers Wireless in August 2000 as President and Chief Operating Officer and served as President and Chief Executive Officer from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as President and Chief Operating Officer of BC Tel Mobility from August 1997 to January 1999.  Between February 1999 and August 2000, Mr. Mohamed was Senior Vice President, Marketing and Sales for Telus Communications Inc.  Mr. Mohamed is a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.

William W. Linton, resides in Toronto, Ontario, Canada and has been Senior Vice President, Finance and Chief Financial Officer since  February 2007 and was previously Vice President, Finance and Chief Financial Officer of RCI from March 2006 to February 2007. Mr. Linton served as Executive Vice President of RCI from July 2005 when Rogers acquired Call-Net Enterprises Inc. until March 2006. Prior to joining Rogers, Mr. Linton served as President and Chief Executive Officer of Call-Net Enterprises Inc. from 2000 to July 2005. Mr. Linton also served as President and Chief Executive Officer of Prior Data Sciences Inc. from 1999 to 2000 and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. from 1994 to 1999. Mr. Linton is a Chartered Accountant.

Robert W. Bruce, resides in Toronto, Ontario, Canada and has served as President, Rogers Wireless since May 2005. Mr. Bruce joined Rogers Wireless in September 2001 as Executive Vice President and Chief Marketing Officer and President, Wireless Data Services. Prior to joining Rogers Wireless, Mr. Bruce was Senior Vice President, Marketing at BCE Mobile Communications. Prior to which Mr. Bruce held senior operating and marketing roles with Pepsi-Cola Canada, Oshawa Foods Limited and Warner Lambert.

Edward Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers is President, Rogers Cable Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia from 1993 to 1996, and has served as Vice President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA, Rogers Cable Inc., from 1998 to 2000; and Senior Vice-President, Planning and Strategy, RCI, from 2000 to 2002. Mr. Rogers is the Honourary Co-Founding Chairperson of the OneXOne Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

Anthony P. Viner, resides in Toronto, Ontario, Canada and has served as Senior Vice President, Media of RCI since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as President of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989 was appointed President of Rogers Broadcasting Limited. Since February 2002, Mr. Viner has been Chief Executive Officer of Rogers Broadcasting Limited.

Ronan D. McGrath, resides in Toronto, Ontario, Canada and has been Executive Vice President, Chief Information Officer of RCI since January 2008 and was previously President, Rogers Shared Operations and Chief Information Officer of RCI from 1996 to January 2008. Prior to that he was Chief Information Officer for Canadian National Railways since 1991. He had previously been Chief Accounting Officer and Controller of Canadian National Railways since 1988, which he joined in 1979.

Robert F. Berner, resides in Unionville, Ontario, Canada and has been our Executive Vice President and Chief Technology Officer since April 2006. He was appointed Senior Vice President and Chief Technology Officer of Wireless in 1998, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1998. Mr. Berner has been associated with us since 1985.

Stephen Graham, resides in Toronto, Ontario, Canada and was appointed Executive Vice President, Corporate Marketing and Convergence for RCI in January 2006. Prior to joining Rogers, Mr. Graham served as Executive Vice President, Personal and Small Business Banking and Chief Marketing Officer, CIBC. Mr. Graham served as Worldwide Vice President Marketing for AT&T (U.S.) from 1996 to 2000.

James S. Lovie, resides in Aurora, Ontario, Canada and was appointed Executive Vice President, Consumer Sales and Service in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

David P. Miller, resides in Toronto, Ontario, Canada and was appointed our Senior Vice President, General Counsel and Secretary in February 2007. He was previously Vice President, General Counsel of RCI since 1987 and Secretary of RCI since 2002.

Kevin P. Pennington, resides in Toronto, Ontario, Canada and has served as our Senior Vice President, Chief Human Resources Officer since November 2005. Prior to joining RCI, Mr. Pennington served as Senior Vice President, Human Resources for Agere Systems, a spin-off of Lucent Technologies. Mr. Pennington holds a Master of Science, Human Resources as well as a Bachelor of Science, Behavioural Management, from Shippensburg University, PA.

Donald E. Moffatt, resides in Oakville, Ontario, Canada and was appointed Senior Vice President, Customer Service and Billing Systems of RCI in June 2007 and was previously Senior Vice President Customer Care of RCI from September 2004 to June 2007.  Prior to joining RCI, Mr. Moffatt was Senior Vice President, Operations for Citibank Canada Citi Cards from 2003 to 2004, Chief Operating Officer of Amicus and President of CIBC National Bank from 2000 to 2003 and Senior Vice President, Electronic Banking of CIBC from 1996 to 2000.

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002 and Senior Vice President, Strategy and Development since October 2006. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Ontario Media Development Corporation and Think First/Pensez d’Abord Canada. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

Ronald D. Besse, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Income Fund. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration in 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

C. William D. Birchall, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants of England and Wales.

John H. Clappison, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2006. Mr. Clappison was associated with PricewaterhouseCoopers from 1968.  From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers.  Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation and Canadian Real Estate Investment Trust. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Peter C. Godsoe, O.C., resides in Toronto, Ontario, Canada and has been a director of RCI since October 2003 and lead director since March 2006. Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company, and prior to March 2004, the Chairman of the Bank of Nova Scotia. Mr. Godsoe serves as a director of Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC and Onex Corporation . Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas I. Hull, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm, since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc. and Shoppers Drug Mart. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation.  Mrs. Rogers is also a member of the University Health Network Foundation. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

William T. Schleyer, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003.  Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet service provider from January 2003 to February 2007.  Mr. Schleyer is a director of CRA International, Inc. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and a M.B.A., Harvard Business School.

John A. Tory, Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited, Canadian Psychiatric Research Foundation and the Sunnybrook Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as non-executive Chairman and a director of certain private companies which control RCI, since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997.  Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Colin D. Watson, resides in Toronto, Ontario, Canada, and has been a director of RCI since May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as various officers, including Vice Chairman, President and Chief Executive Officer and Vice Chairman and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002.  Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, SL Split Corp., NorthStar Aerospace Inc., Louisiana-Pacific Corporation and Rhapsody Acquisition Corp. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

As at December 31, 2007, RCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 103,511,518 Class A shares of RCI, representing approximately 92.0% of the issued and outstanding Class A shares of RCI.

ITEM 11 — PROMOTERS

N/A

ITEM 12 — LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Item 12.1 — Legal Proceedings

The following section is incorporated by reference herein: “Risks and Uncertainties Applicable to RCI and its Subsidiaries”, section contained on pages 38 to 40 of our Management’s Discussion and Analysis for the year ended December 31, 2007.

Item 12.2 — Regulatory Actions

N/A

ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During 2005, with the approval of the Board of Directors, the Company entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. The terms of the transaction were reviewed and approved by a Special Committee of the Board comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by our controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.

ITEM 14 — TRANSFER AGENTS AND REGISTRARS

The Canadian Transfer Agent and Registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The registers are located at Toronto, Montreal, Halifax, Calgary and Vancouver. The United States Transfer Agent and Registrar is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, 80401 The registers are located at New York and Denver.

ITEM 15 — MATERIAL CONTRACTS

N/A

ITEM 16 — INTEREST OF EXPERTS

Item 16.1 — Name of Experts

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Item 16.2 — Interest of Experts

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder.

ITEM 17 — AUDIT COMMITTEE

Item 17.1 - Audit Committee Mandate

Purpose Of Audit Committee

The Audit Committee shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) the systems of internal accounting and financial controls, (v) disclosure controls, (vi) the qualifications, independence, appointment and oversight of the work of the external auditors, (vii) the qualifications and performance of the internal auditors and (viii) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)
Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)
Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c)
Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair And Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources And Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1. Financial Reporting Process and Financial Statements

(a)
in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

(b)
review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)
review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be disclosed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review an annual report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)
following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)
review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures; and

(h)	meet separately, periodically, with management, with the internal auditors and with the external auditors.

2. External auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)
be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	recommend to the Board the compensation of the external auditors;

(d)
pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)
consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(g)
request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationship with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3. Accounting Systems, Internal Controls and Disclosure Controls

(a)
oversee management’s design and implementation of and reporting on internal controls, receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)	review the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function;

(c)
review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(d)
review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)
review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

4. Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)    assist the Board in the oversight of compliance with legal and regulatory requirements.

5. Additional Responsibilities

(a)    discuss policies with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)
report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s Mandate on an annual basis.

Item 17.2 — Composition of the Audit Committee

The following individuals are the members of the Audit Committee, each of whom is considered to be independent other than Mr. Wansbrough:

Ronald D. Besse (Chairman)
C. William D. Birchall
John H. Clappison
J. Christopher Wansbrough
Colin D. Watson

Please see Item 17.5 below with respect to Mr. Wansbrough.

Item 17.3 — Relevant Education and Experience

Each member of the Audit Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit Committee based on his education and experience as summarized below:

Mr. Besse (Chair)	—	former Chairman, President & Chief Executive Officer, Gage Learning Corporation

Mr. Birchall	—	Chartered Accountant; Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation

Mr. Clappison	—	Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers

Mr. Wansbrough	—	Chartered Financial Analyst; former President of National Trust Company

Mr. Watson	—	former President & Chief Executive Officer of Vector Aerospace Corporation; former Vice Chairman, President & Chief Executive Officer of Spar Aerospace Limited

Item 17.4 — Reliance on Certain Exemptions

N/A

Item 17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Mr. Wansbrough serves as the non-executive Chairman of certain private companies which control the Company. As such, he is considered an “affiliated entity” of the Company, and would therefore not be independent for purposes of serving on the Audit Committee, pursuant to Multilateral Instrument 52-110. However, Mr. Wansbrough qualifies for an exemption from the independence requirement as, pursuant to Multilateral Instrument 52-110, the Board has determined that Mr. Wansbrough has no direct or indirect material relationship with the Company or our subsidiaries or our controlling shareholder that could reasonably be expected to interfere with the exercise of his independent judgment as a member of the Audit Committee. The board believes that with Mr. Wansbrough’s experience, it is in the best interest of the company and its shareholders for Mr. Wansbrough to serve on the Audit Committee.

Item 17.6 — Reliance on Section 3.8

N/A

Item 17.7 — Audit Committee Oversight

N/A

Item 17.8 — Pre-Approval Policies and Procedures

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

1.
Annually management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

2.
Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter.

3.
The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP is reviewed each quarter by the Audit Committee.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 17.9 — External Auditors’ Fees and Services

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2007 and 2006, and fees billed for other services rendered by KPMG LLP.

	Year ended December 31,
	2007	2006
Audit Fees(1)	$8,113,406	$8,829,138
Audit-related Fees(2)	978,738	1,070,834
Tax Fees(3)	2,408,660	703,719
All Other Fees(4)	183,306	0
Total	$11,684,110	$10,603,691
____________

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for French translation of certain filings with regulatory authorities and operational advisory and risk management services.

ITEM 18 — ADDITIONAL INFORMATION

Item 18.1 — Additional Information

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto, and accompanying Management’s Discussion and Analysis. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Notes 2 and 26, respectively.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at www.sedar.com.